Filed Pursuant to Rule 433

Registration No. 333-134553

Alternative Portfolio Solutions/Commodities Structured Solutions

212 526 6601/212 526 8163

Lehman Brothers Autocallable Notes Linked to the Lehman Brothers Commodity Index Natural Gas Excess Return

Indicative Terms and Conditions Dated November 21, 2006

LEHMAN BROTHERS

Where vision gets built.SM

18-Month Autocallable Notes
Linked to the Lehman Brothers Commodity Index
Natural Gas Excess Return

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term.  Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Issuer:	Lehman Brothers Holdings Inc. (A1/A+/A+)

Issue Type:	US MTN

Issue Amount:	TBD

Security Code(s):	CUSIP: TBD

ISIN: TBD

Trade Date:	TBD

Issue Date:	Trade Date + [5] Business Days

Issue Price:	100% of Principal Amount

Maturity Date:

[Issue Date + 18 Months], or if such date is not a Business Day, subject to adjustment in accordance with the Business Day Convention; provided that, if as a result of a Market Disruption Event the Final Valuation Date is postponed (as described below under “Market Disruption Events”) so that it falls less than three Business Days prior to the scheduled Maturity Date, the Maturity Date will be the third Business Day following the postponed Final Valuation Date.

Index:	The Lehman Brothers Commodity Index Natural Gas Excess Return calculated and published by the Index Sponsor, subject to adjustment in accordance with Index Adjustment below.

Index Sponsor:	Lehman Brothers Inc.

Valuation Dates:

The 12-Month Valuation Date and the Final Valuation Date; provided that if a Market Disruption Event is in effect on a scheduled Valuation Date, such Valuation Date may be postponed as described below under “Market Disruption Events”.

12-Month Valuation Date:	The 5th scheduled Index Business Day prior to the 12-month anniversary date of the Issue Date.

Final Valuation Date:	The 5th scheduled Index Business Day prior to the Maturity Date.

Initial Index Value:	The closing value of the Index on the Trade Date, as determined and published by the Index Sponsor, rounded to four decimal places.

12-Month Index Value:

The closing value of the Index on the 12-Month Valuation Date, as determined and published by the Index Sponsor (subject to the occurrence of a Market Disruption Event or an Index Unavailability Event), rounded to four decimal places.

Final Index Value:

The closing value of the Index on the Final Valuation Date, as determined and published by the Index Sponsor (subject to the occurrence of a Market Disruption Event or an Index Unavailability Event), rounded to four decimal places.

Early Redemption Event:

If the 12-Month Index Value or the Final Index Value is greater than or equal to the Initial Index Value, an early Redemption Event will be deemed to have occurred on the related Valuation Date and the notes will be redeemed and terminated on the next succeeding Early Redemption Date for the applicable Early Redemption Amount.

Early Redemption Date:

If the Early Redemption Event occurs on the 12-Month Valuation Date, [6] Index Business Days after the 12-Month Valuation Date. If the Early Redemption Event occurs on the Final Valuation Date, the Maturity Date.

Early Redemption Amount:	For each $10,000 denominated note, an amount equal to $10,000 plus the Early Redemption Premium

Early Redemption Premium:	If the Early Redemption Event occurs on the 12-Month Valuation Date: $10,000 * [31]% If the Early Redemption Event occurs on the Final Valuation Date: $10,000 * [46.5]%

Redemption Amount at Maturity:

If an Early Redemption Event has not occurred, the notes will be redeemed on the Maturity Date at an amount, for each $10,000 denominated note, equal to:

if the Final Index Value is greater than or equal to the Lower Threshold:

$10,000;

if the Final Index Value is less than the Lower Threshold:

$10,000 * Index Performance

You may lose part of your investment. If each of the 12-Month Index Value and the Final Index Value has depreciated relative to the Initial Index Value, no Early Redemption Event will occur, and, if the Final Index Value is less than the Lower Threshold, the Redemption Amount at Maturity per $10,000 denominated note will be no more than, and may be substantially less than, $5,500.

Lower Threshold:	Initial Index Value * 55%, rounded to four decimal places

Index Performance:	Final Index Value
Initial Index Value

Market Disruption Event:	If a Market Disruption Event is in effect on a scheduled Valuation Date, the Valuation Date will be postponed to, and the 12-Month Index Value or the Final Index Value, as

the case may be, will be the closing value of the Index determined and published by the Index Sponsor on, the immediately succeeding Index Business Day on which no Market Disruption Event occurs or is continuing;providedhowever that if a Market Disruption Event has occurred or is continuing on each of the eight scheduled Index Business Days following the relevant scheduled Valuation Date, then (a) the eighth scheduled Index Business Day shall be deemed the relevant Valuation Date and (b) the Calculation Agent will calculate the 12-Month Index Value or the Final Index Value, as the case may be, in good faith in accordance with the formula for and method of calculating the Index last in effect prior to commencement of the Market Disruption Event using a price for the Index Contract on such eighth scheduled Index Business Day determined in accordance with the Fallback Price Determination.

A “Market Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:

(A)          the termination or suspension of, or material limitation or disruption in the trading on the Relevant Exchange of the Index Contract;

(B)           the settlement price on the Relevant Exchange of the Index Contract has increased or decreased by an amount equal to the maximum permitted price change from the previous day’s settlement price; or

(C)           the settlement price of the Index Contract is not published by the Relevant Exchange.

Notwithstanding the foregoing, the following events will not constitute Market Disruption Events:

(1)           a limitation on the hours in a trading day and/or number of days of trading, if it results from an announced change in the regular business hours of the Relevant Exchange; or

(2)           a decision to permanently discontinue trading in the Index Contract or options or futures contracts relating to the Index or the Index Contract.

For purposes of the above, (a) “Index Contract” means the Henry Hub natural gas futures contract underlying the Index and traded on the Relevant Exchange, or any other natural gas futures contract then underlying the Index or any Successor Index; and (b) “Relevant Exchange” means the NYMEX Division, or its successor, of the New York Mercantile Exchange, Inc., or its successor, or any other organized exchange or market of trading for the Index Contract or any other natural gas futures contract then underlying the Index or any Successor Index.

Fallback Price Determination:

The Calculation Agent will determine the price for the Index Contract by requesting four leading dealers in the underlying market for the Index Contract (selected in the sole discretion of the Calculation Agent) to provide price quotations for the price for the Index Contract. If at least two quotations are provided, the price for the Index Contract will be the arithmetic mean of such quotations. If only one dealer provides a price quotation, then the Calculation Agent, in its sole discretion, will determine whether that quotation is reasonable to be used. If the Calculation Agent determines that such single price quotation is not reasonable to be used, or if no price quotation is provided, the Calculation Agent will determine the price for the Index Contract in its sole and absolute discretion taking into account the latest available quotation for the settlement price of the Index Contract and any other information that in good faith it deems relevant.

Index Unavailability Event:

If an Index Unavailability Event is in effect on a scheduled Valuation Date (and no Disruption Event is then in effect), the Calculation Agent will determine the 12-Month Index Value or the Final Index Value, as the case may be, on that Valuation Date in good faith in accordance with the formula for and method of calculating the Index in effect on that Valuation Date, using the settlement price of the Index Contract on the Relevant Exchange on the Valuation Date.

An “Index Unavailability Event” means that the Index is not calculated by the Index Sponsor or any Successor Index is not calculated and published by the sponsors thereof.

Index Adjustment:

If Lehman Brothers Inc. discontinues publication of the Index and Lehman Brothers Inc. or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the discontinued Index (such index, a “Successor Index”), then the 12-Month Index Value and/or the Final Index Value, as applicable, occurring after such discontinuance will be determined by reference to the level of such Successor Index at the close of trading on the Relevant Exchange or market of the Successor Index on the applicable Valuation Date; provided, however, that the Calculation Agent, in its sole discretion, may make such adjustments as it deems necessary to the level of the Successor Index so that the level of the Successor Index reflects the same level as that of the Index before it was discontinued. Upon any selection by the Calculation Agent of a Successor Index, the Calculation agent will cause written notice thereof to be promptly furnished to the trustee, to the Issuer and to the holders of the notes.

If Lehman Brothers Inc. discontinues publication of the Index prior to, and such discontinuation is continuing on, a Valuation Date, and the Calculation Agent determines, in its sole discretion, that no Successor Index is available at such time, then the Calculation Agent will determine the 12-Month Index Value and/or the Final Index Value on the applicable Valuation Date. The 12-Month Index Value or Final Index Value, as applicable, will be computed by the Calculation Agent in accordance with the formula for and method of calculating the Index last in effect prior to such discontinuation, using the settlement price of the Index Contracts (or, if trading in the Index Contract has been materially suspended or materially limited, its good faith estimate of the settlement price that would have prevailed but for such suspension or limitation) at the close of trading on the Relevant Exchange on the applicable Valuation Date.

If at any time the method of calculating the Index or a Successor Index, or the level thereof, is, in the good faith judgment of the Calculation Agent, changed or modified in a material respect, the Calculation Agent may (but is not obligated to) make such adjustments to the Index or Successor Index or their respective methods of calculation as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a level of a commodity index comparable to the Index or such Successor Index, as the case may be, as if such changes or modifications had not been made, and the Calculation Agent will calculate the 12-Month Index Value or the Final Index Value, as applicable, with reference to the Index or such Successor Index as adjusted. Accordingly, if the method of calculating the Index or a Successor Index is modified or rebased so that the level of the Index or Successor Index is a fraction or multiple of what it would have been if it had not been modified or rebased, then the Calculation Agent will adjust the level of the Index or Successor Index in order to arrive at a level of the Index or Successor Index as if it has not been modified or rebased.

Index Business Days:	A day, as determined in good faith by the Calculation Agent, on which trading is generally conducted on the Relevant Exchange.

Business Days:	New York

Business Day Convention:	Following

Calculation Agent:	Lehman Brothers Inc., the determinations and calculations of which will be binding in absence of manifest error

Denominations:	$10,000 and integral multiples of $1,000

Listing:	None

RISK FACTORS

An investment in the notes is subject to risks associated with the performance of the Index and you may lose a substantial part of your investment.

The return on the notes on the Early Redemption Date or on the Maturity Date is entirely dependent on the performance of the Index and will depend on whether, and the extent to which, the 12-Month Index Value or the Final Index Value is greater than the Initial Index Value on the relevant Valuation Date and/or whether the Final Index Value exceeds the Lower Threshold. If the 12-Month Index Value or the Final Index Value is greater than the Initial Index Value on the relevant Valuation Date (resulting in an Early Redemption Event), then the investor will receive at least the principal amount of the notes. If, however, the 12-Month Index Value and the Final Index Value are each less than the Initial Index Value on the relevant Valuation Date (such that no Early Redemption Event occurs) and the Final Index Value is less than the Lower Threshold, the Redemption Amount at Maturity per $10,000 denominated note will be no more than, and may be substantially less than, $5,500. In addition, if the 12-Month Index Value is greater than the Initial Index Value on the 12-Month Valuation Date, your notes will be redeemed and you will only receive the return associated with the 12-Month Valuation Date.

There are specific risks associated with natural gas, affecting the Index level and the value of your notes in unforeseeable ways.

Because the Index is the natural gas-only element of the Lehman Brothers Commodity Index (“LBCI”) Excess Return and is comprised solely of the Index Contract on the Relevant Exchange, the level of the Index will be primarily determined by current and expected future prices of natural gas.  The current and expected future prices of natural gas are primarily influenced by the global supply of, and demand for, natural gas, both in the short term and the long term. The demand for natural gas has traditionally been highly cyclical, with the highest demand generally occurring during the winter months and the lowest demand generally occurring during the warmest summer months.  In addition to this cyclical demand, fuel switching and economic conditions in the United States and Russia are the two principal drivers that influence the demand for natural gas and, therefore its price.  Fuel switching occurs when the price of natural gas rises and in response consumers switch to an alternate fuel source.  Similarly, because the world’s supply of natural gas is concentrated in the United States and Russia, the conditions in the U.S. and Russian economies and, in particular, whether they are experiencing an expansion or recession, have an impact on the short-term demand for natural gas, especially in the industrial sector.  While the supply of natural gas is generally based on competitive market forces, the ability of companies to supply additional natural gas to the market in order to meet increased demand will also depend both on (a) short-term supply considerations (such as obtaining permits, well development and weather and delivery disruptions, for example due to hurricanes, labor strikes and wars), and (b) longer-term barriers (such as access to land, expansion of pipelines and the larger financial environment).  The factors discussed above are not exhaustive, are interrelated and can have complex and unpredictable effects on the demand for and supply of, and therefore the current and expected future price of, natural gas, which will affect the level of the Index and the value of your notes in varying ways.

Higher future prices of the commodity futures contract constituting the Index relative to its current price may decrease the level of the Index, and therefore the amount payable on the notes.

The Index is the natural gas-only element of the LBCI Excess Return Index, and reflects the return associated with the changes in price of the underlying Index Contract, a futures contract on natural gas, together with the “roll yield” associated with the Index Contract (the price changes and roll yield taken together constitute the “excess return” reflected by the Index).  Unlike equities, which typically entitle the holder to a continuing stake in a corporation, and unlike owning the commodity directly, a commodity futures contract normally specifies a certain date for delivery of the underlying physical commodity.  A fundamental characteristic of the Index and the LBCI generally, like other commodity indices, is that as a result of being comprised of futures contracts, the Index and the LBCI must be managed to ensure they do not take delivery of the commodities in question.  This is achieved through a process referred to as “rolling”, under which the Index Contract during a month in which it approaches its settlement date by rolling the Interest Contract forward to a new contract date (i.e., the Index Contract is effectively “sold” to “buy” longer-dated Index Contract).  For further information on the roll process for the Index and the LBCI, “Description of the LBCI Natural Gas Excess Return—Calculation of the Daily Index Level” and “The Lehman Brothers Commodity Index Excess Return—LBCI Return Calculations” below.

Roll yield is generated during the roll process from the difference in price between the near-term and longer-dated futures contracts.  When longer-dated contracts are priced lower than the nearer contract and spot prices, the market is in backwardation, positive roll yield is generated when higher-priced near-term futures contracts are “sold” to “buy” lower priced longer dated contracts.  When the opposite is true and longer-dated contracts are priced higher, the market is in contango, negative roll yields result from the “sale” of lower priced near-term futures contracts to “buy” higher priced longer dated contracts.  Accordingly, because the level of the Index reflects the excess returns in the Index Contract, negative “roll yields” could adversely affect the level of the Index, and result in a decrease in the level of the Index even where the Index Contract itself is appreciating, or in lesser appreciation than that of the Index Contract.  Due to the high cyclicality of natural gas demand, the market for the Index Contract will frequently move between being in backwardation and being in contango, often within the same annual period.

The notes are not directly linked to the Index Contract or any other exchange-traded futures contract on natural gas.

The notes are not linked directly to the Index Contract or any other exchange-traded futures contract on natural gas.  The notes are linked to the Index, which, as described above, reflects the excess returns that are potentially available through an unleveraged investment in the Index Contract.  Accordingly, while the Index is the natural gas-only element of the LBCI Excess Return Index and the Index Contract is the sole futures contract underlying the Index, the return on your notes will reflect the excess returns associated with the Index Contract, including any positive or negative “roll yield”, and therefore will not reflect the return you would realize if the notes were linked directly to the Index Contract or if you actually owned the Index Contract or another exchange-traded futures contract on natural gas for a similar period.

An investment in the notes is subject to risks associated with lack of diversification.

The notes are linked to the Index, which reflects the excess returns on a single natural gas futures contract.  Accordingly, the notes are exposed to the risks associated with an undiversified investment in the natural gas sector.  An investment linked only to the Index is likely to be more volatile than an investment linked to a diversified commodity Index, such as the LBCI, or a basket of commodities and or commodities futures contracts.  Increased volatility increases the chance that the Final Index Value will be less than the Lower Threshold on the Valuation Date, which would result in a Redemption Amount at Maturity being no more than, and potentially substantially less than, 55% of the principal amount of your notes.

The inclusion in the original issue price of the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates is likely to adversely affect the value of the notes prior to maturity.

The original issue price of the notes includes the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates.  Such cost includes such affiliates’ expected cost of providing this hedge, as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which a broker will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price.  In addition, any such prices may differ from values determined by pricing models used by a broker, as a result of such compensation or other transaction costs.

As sponsor of the Index, Lehman Brothers Inc., an affiliate of Lehman Brothers Holdings Inc., will have the authority to make determinations that could create conflicts of interest or materially affect your notes in various ways.

As further described under “The Lehman Brothers Commodity Index Excess Return”, the LBCI and the Index were developed, and are owned, by Lehman Brothers Inc., an affiliate of Lehman Brothers Holdings Inc. Lehman Brothers Inc. is responsible for the composition, calculation and maintenance of the LBCI and the Index and has determinative influence over the composition, calculation and maintenance of the Index. The judgments that Lehman Brothers Inc., as the sponsor of the Index, makes in connection with the composition, calculation and maintenance of the Index, may affect the value of the notes, whether an Early Redemption Event occurs (and the corresponding Early Redemption Amount) or Redemption Amount at Maturity payable on the notes.  See “Description of the LBCI Natural Gas Excess Return” and “The Lehman Brothers Commodity Index Excess Return” for additional details on the role of Lehman Brothers Inc. as Index sponsor.

The role played by Lehman Brothers Inc., as Index sponsor, and the exercise by it of the kinds of discretion described above could present it with a conflict of interest. Lehman Brothers Inc., in its capacity as Index sponsor, has no obligation to take your interests into consideration for any reason. Lehman Brothers Inc. may decide to discontinue calculating and publishing the Index, which would mean that Lehman Brothers Inc., an affiliate of Lehman Brothers Holdings Inc., as calculation agent, would have the discretion to make determinations with respect to the level of the Index, which may adversely affect whether an Early Redemption Event occurs (and the corresponding Early Redemption Amount) or Redemption Amount at Maturity payable on the notes.

Many economic and market factors will impact the value of the notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•                  the price of natural gas, as represented by the price of the Index Contract, and expected future prices for natural gas, as reflected in the monthly “roll yield” in the Index Contract;

•                  the volatility or expected volatility of the Index, the Index Contract or natural gas;

•                  the time to maturity of the notes (and any associated “time premium”);

•                  the market price of the Index Contract or natural gas;

•                  interest rates in the market generally;

•                  suspension or disruption of market trading in the commodities markets and, in particular, the market for natural gas futures contracts;

•                  a variety of economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events; and

•                  the credit ratings of Lehman Brothers Holdings Inc.

Suspension or disruptions of market trading in the commodity and related futures markets may require an adjustment to the calculation of the Index and may adversely affect the value of the notes.

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention.  Any such distortions or disruptions could adversely affect trading in, or the price for, the Index Contract, and therefore could adversely affect the level of the Index and, consequently, the value of your notes.  Certain of these events set forth above also constitute, or could result in, Market Disruption Events under the terms of the notes.  To the extent any Market Disruption Event occurs with respect to the Index Contract and remains in effect on a scheduled Valuation Date for the notes, the Valuation Date will be postponed until the Market Disruption Event ceases to be in effect or, if the Market Disruption Event remains in effect for eight scheduled trading days after the relevant Valuation Date, the 12-Month Index Value or the Final Index Value, as the case may be, will be determined by the Calculation Agent as described above under “Market Disruption Event”.  In the event a Valuation Date is postponed, the relevant Index Value may be lower than anticipated and possibly less than either the Initial Index Value or the Lower Index Threshold, which may adversely affect the value of your notes.  In addition, if the Final Valuation Date is postponed due to a Market Disruption Event as described above so that it falls less than three Business Days prior to the scheduled Maturity Date, the Maturity Date will be postponed to the third Business Day following the postponed Final Valuation Date.

Lehman Brothers Inc. may be required to replace the Index Contract if that contract is terminated or replaced.

The Index Contract is a “Designated Contract” that has been selected as the reference contract for natural gas in the LBCI and, therefore, in the Index, as described under the heading “The Lehman Brothers Commodity Index Excess Return—Commodity Selection and Weights” below.  Data concerning this Index Contract will be used to calculate the Index.  If the Index Contract were to be terminated or replaced by an exchange, a comparable futures contract, if available, would be selected by Lehman Brothers Inc. as a Designated Contract to replace that Index Contract. The termination or replacement of any Index Contract may have an adverse impact on the level of the Index.

Trading and other transactions by affiliates of Lehman Brothers Holdings Inc. and others in the Index Contract and natural gas, or in the futures contracts or commodities that underlie the LBCI, may affect the level of the Index.

Lehman Brothers Commodity Services Inc. and certain other affiliates of Lehman Brothers Holdings Inc., actively trade the Index Contract, other natural gas futures contracts, and options on the Index Contract and other natural gas futures contracts, as well as futures contracts, commodities or options on futures contracts or commodities included in the LBCI generally. Lehman Brothers Commodity Services Inc. and certain other affiliates of Lehman Brothers Holdings Inc., also actively enter into or trade and market securities, swaps, options, derivatives, and related instruments that are linked to the performance of the LBCI, the Index, the Index Contract or natural gas. Certain affiliates of Lehman Brothers Holdings Inc., may underwrite or issue other securities or financial instruments indexed to the LBCI, the Index and related indices.  Lehman Brothers Inc. and certain of its affiliates may license the LBCI and/or the Index for publication or for use by unaffiliated third parties.  The market in the Index Contract may exhibit significant trading volumes and may be significantly affected by trading activities of various parties, including speculators.

Trading and underwriting activities by Lehman Brothers Holdings Inc. and its respective affiliates could adversely affect the value of the Index Contract, natural gas, and the level of the Index, or the level of the LBCI generally, and therefore could in turn affect the return on and the value of the notes.  For instance, a market maker in a financial instrument linked to the performance of the Index may expect to hedge some or all of its position in that financial instrument. Purchase (or selling) activity in the Index Contract or natural gas in order to hedge the market maker’s position in the financial instrument may affect the market price of the Index Contract, which in turn may affect the value of the Index. With respect to any of the activities described above, none of Lehman Brothers Holdings Inc. or its respective affiliates has any obligation to take the needs of any buyers, sellers or holders of the notes into consideration at any time.

Lack of regulation by the CFTC.

The notes are debt securities that are direct obligations of Lehman Brothers Holdings Inc. The net proceeds to be received by Lehman Brothers Holdings Inc. from the sale of the notes will not be used to purchase or sell the Index Contract, natural gas or other natural gas futures contracts for the benefit of holders of the notes. The notes are not themselves commodities futures contracts, and an investment in the notes does not constitute either an investment in the Index Contract, natural gas or other natural gas futures contracts, or in a collective investment vehicle that trades in the Index Contract, natural gas or other natural gas futures contracts.

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in commodities on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a “commodity pool operator” (“CPO”). Because the notes are not interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, Lehman Brothers Holdings Inc. will not be registered with the CFTC as a CPO, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in commodities or who invest in regulated commodity pools.

Because the notes do not constitute investments by you in futures contracts traded on regulated futures exchanges, your you will not benefit from the CFTC’s or any other regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange.

You must rely on your own evaluation of the merits of an investment linked to the Index, the Index Contract and natural gas.

In the ordinary course of their businesses, affiliates of Lehman Brothers Holdings Inc. may from time to time express views on expected movements in the level of the Index, the Index Contract or natural gas.  These views are sometimes communicated to clients who participate in markets in the Index Contract or natural gas.  However, these views, depending upon world-wide economic, political and other developments, may vary over differing time horizons and are subject to change. Moreover, other professionals who deal in markets for the Index Contract or natural gas may at any time have significantly different views from those of Lehman Brothers Holdings Inc. or its affiliates.  In connection with your purchase of the notes, you should investigate the Index, the Index Contract and natural gas and not rely on views which may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to the Index or the Index Contract.

You should make such investigation as you deem appropriate as to the merits of an investment linked to the Index.  Neither the offering of the notes nor any views which may from time to time be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to the Index, the Index Contract or natural gas constitutes a recommendation as to the merits of an investment in your notes.

The Index may in the future be based on a contract that is not traded on a regulated futures exchange.

The Index is based on the Index Contract, which is a futures contract traded on a regulated futures exchange (referred to in the United States as a “designated contract market”).  However, it is conceivable that the Index could in the future be based on an over-the-counter futures contract (such as a swap or forward contract) traded on trading facilities that are subject to lesser degrees of regulation or, in some cases, no substantive regulation.  If this were to occur, the trading in such a contract, and the manner in which prices and volumes are reported by the relevant trading facility, may not be subject to the provisions of, and the protections afforded by, the U.S. Commodity Exchange Act of 1936, or other applicable statutes and related regulations, that govern trading on regulated futures  exchanges. In addition, many electronic trading facilities have only recently initiated trading and do not have significant trading histories. As a result, the trading of a contracts on such facilities, and the inclusion of such a contract in the Index, could present certain risks not associated with most exchange traded futures contracts, including risks related to the liquidity and price histories of the relevant contract.

UNITED STATES FEDERAL INCOME TAX TREATMENT

Lehman Brothers Holdings Inc. intends to treat the notes as financial contracts, as described under “Supplemental United States Federal Income Tax Consequences—Financial Contracts” in the prospectus supplement dated May 30, 2006, for its Medium Term Notes, Series I.

HYPOTHETICAL EARLY REDEMPTION AMOUNT AND REDEMPTION AMOUNT AT MATURITY PAYMENT EXAMPLES

The examples below illustrate hypothetical Early Redemption Amounts or the Redemption Amount at Maturity, as the case may be, for $10,000 principal amount of notes, based on hypothetical Annual Index Values, Daily Index Values and Final Index Values. The following examples also assume an Initial Index Value of 70.2700 (and a Lower Threshold of 55% of that amount, or 38.6485), as well as hypothetical Early Redemption Premiums of 31.0% if the Early Redemption Event occurs on the 12-Month Valuation Date and 46.5% if the Early Redemption Event occurs on the Final Valuation Date.  The Initial Index Value (and corresponding Lower Threshold) and Early Redemption Premiums will be determined on the Trade Date.  The following results are based solely on the hypothetical examples cited; the Initial Index Value, 12-Month Index Value and Final Index Value have been chosen arbitrarily for the purpose of these examples and should not be taken as indicative of the future performance of the Index.

Example 1: The Index increases 10% as of the 12-Month Valuation Date (12-Month Index Value = 77.2970)

Because the Annual Index Value of 77.2970 on the 12-Month Valuation Date is greater than the Initial Index Value of 70.2700, an Early Redemption Event occurs on the 12-Month Valuation Date and the notes will be redeemed on the Early Redemption Date following the 12-Month Valuation Date at an Early Redemption Amount equal to the $10,000 principal amount of the notes plus the $3,100 Early Redemption Premium relating to the 12-Month Valuation Date, calculated as follows:

Early Redemption Amount per $10,000 principal amount of notes = $01,000 + ($10,000 x 31.0%) = $13,100

Example 2: The Index increases by 30% as of the 12-Month Valuation Date (12-Month Index Value = 91.3510)

Because the Annual Index Value of 91.3510 on the 12-Month Valuation Date is greater than the Initial Index Value of 70.2700, an Early Redemption Event occurs on the 12-Month Valuation Date and the notes will be redeemed on the Early Redemption Date following the 12-Month Valuation Date at an Early Redemption Amount equal to the $1,000 principal amount of the notes plus the $3,100 Early Redemption Premium relating to the 12-Month Valuation Date, calculated as follows:

Early Redemption Amount per $10,000 principal amount of notes = $10,000 + ($10,000 x 31.0%) = $13,100

Example 3: The Index decreases 2% as of the 12-Month Valuation Date (12-Month Index Value = 68.8646) and increases 8% as of the Final Valuation Date (Final Index Value = 74.3738)

Because the 12-Month Index Value of 68.8646 is less than the Initial Index Value of 70.2700, there is no Early Redemption Event on the 12-Month Valuation Date.  However, the Final Index Value on the Final Valuation Date of 74.3738 is greater than the Initial Index Value of 70.2700.  As a result, an Early Redemption Event occurs on the Final Valuation Date and the notes will be redeemed on the Early Redemption Date following the Final Valuation Date at an Early Redemption Amount equal to the $10,000 principal amount of the notes plus the $4,650 Early Redemption Premium relating to the Final Valuation Date, calculated as follows:

Early Redemption Amount per $10,000 principal amount of notes = $10,000 + ($10,000 x 46.5%) = $14,650

Example 4: The Index decreases 1% as of the 12-Month Valuation Date (12-Month Index Value = 69.5673) and decreases an additional 1% as of the Final Valuation Date (Final Index Value = 68.8716)

Because the 12-Month Index Value (69.5673) and Final Index Value (68.8716) are both less than the Initial Index Value of 70.2700, no Early Redemption Event will occur and the notes will be redeemed on the Maturity Date at the Redemption Amount at Maturity.  Because the Final Index Value of 68.8716 is greater than the Lower Threshold of 38.6485, the Redemption Amount at Maturity will equal 100% of the principal amount of the notes.

Example 5: The Index decreases 15% as of the 12-Month Valuation Date (12-Month Index Value = 59.7295) and decreases an additional 15% as of the Final Valuation Date (Final Index Value = 50.7701)

Because the 12-Month Index Value (59.7295) and Final Index Value (50.7701) are both less than the Initial Index Value of 70.7200, no Early Redemption Event will occur and the notes will be redeemed on the Maturity Date at the Redemption Amount at Maturity.  Because the Final Index Value of 50.7701 is greater than the Lower Threshold of 38.6485, the Redemption Amount at Maturity will equal 100% of the principal amount of the notes.

Example 6: The Index decreases 15% as of the 12-Month Valuation Date (12-Month Index Value = 59.7295), and increases 10% as of the Final Valuation Date (Final Index Value = 65.7025)

Because the 12-Month Index Value (59.7295) and Final Index Value (65.7025) are both less than the Initial Index Value of 70.7200, no Early Redemption Event will occur and the notes will be redeemed on the Maturity Date at the Redemption Amount at Maturity.  Because the Final Index Value of 65.7025 is greater than the Lower Threshold of 38.6485, the Redemption Amount at Maturity will equal 100% of the principal amount of the notes.

Example 7: The Index decreases 30% as of the 12-Month Valuation Date (12-Month Index Value = 49.1890) and decreases an additional 30% as of the Final Valuation Date (Final Index Value = 34.4323)

Because the 12-Month Index Value (49.1890) and Final Index Value (34.4323) are both less than the Initial Index Value of 70.7200, no Early Redemption Event will occur and the notes will be redeemed on the Maturity Date at the Redemption

Amount at Maturity.  Because the Final Index Value of 34.4323 is less than the Lower Threshold of 38.6485, the Redemption Amount at Maturity will equal $4,900, equal to 100% of the principal amount of the notes times the Index Performance of 49.0%, calculated as follows:

Redemption Amount at Maturity per $10,000 principal amount of notes = $10,000 *	34.4323	= $4,900
70.7200

HISTORICAL PERFORMANCE OF THE LBCI NATURAL GAS EXCESS RETURN

As the Index was launched on July 1, 2006, the same date on which the LBCI was launched, limited actual historical information concerning the level of the Index is available.  The following graph shows (a) hypothetical daily historical levels for the Index from January 1, 2001, to July 1, 2006. calculated based on a level for the Index that was set to 100 on June 30, 2006, and using the same objective criteria as will be used by the Index going forward, as well as actual observable data for the Index Contract, and (b) actual historical levels for the Index from July 1, 2006, to November 16, 2006.  Neither the hypothetical and actual historical levels of the Index are necessarily indicative of the future performance of the Index, the 12-Month Index Value or Final Index Value, or what the value of the notes may be.  Fluctuations in the level of the Index make it difficult to predict what the 12-Month Index Value or Final Index Value may be, and accordingly whether an Early Redemption Event will occur (or what the Early Redemption Amounts (if any) will be) or whether the Redemption Amount at Maturity will be less than the principal amount of the notes.  Fluctuations in the hypothetical or actual historical levels of the Index and the historical prices of the Index Contract may be greater or lesser than fluctuations experienced by the holders of the notes.

As discussed in “Risk Factors—Higher future prices of the commodity futures contract constituting the Index relative to its current price may decrease the level of the Index, and therefore the amount payable on the notes” and “—The notes are not directly linked to the Index Contract or any other exchange-traded futures contract on natural gas” above, while the Index Contract is the sole commodity futures contract underlying the Index, the notes are linked to the Index, and not directly to the Index Contract.  Because the level of the Index reflects the excess returns in the Index Contract, including positive or negative “roll yields” associated with the periodic rolling of the Index Contract, the appreciation or depreciation in the level of the Index will not equal, and may be substantially different than, that of the Index Contract itself.  In addition, as discussed in “Risk Factors—An investment in the notes is subject to risks associated with lack of diversification”, because the Index is based on the excess returns associated with a single Index Contract, it is less diversified than the LBCI generally.  For illustrative purposes only, the two graphs graph below reflect the excess returns of the Index from January 1, 2001, to November 16, 2006 compared to (a) the daily closing price on the Relevant Exchange of the first nearby Index Contract (i.e., the NYMEX natural gas futures contract next scheduled for settlement) based on historical data obtained from Bloomberg Financial Markets (as to the which data neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty of accuracy or completeness), and (b) the excess returns on the general LBCI Excess Return.  To enable comparison, the Index level, LBCI Excess Return level, and price of the first nearby NYMEX natural gas futures contract were each set to 100 on January 1, 2001.

DESCRIPTION OF THE LBCI NATURAL GAS EXCESS RETURN

The Index is the natural gas-only element of the LBCI Excess Return Index and is comprised solely of the Index Contract on the Relevant Exchange.  For a description of how contracts are selected for the LBCI and a discussion of the LBCI in general (including the contract roll calendar and the calculation of liquidity factors), see below under “The Lehman Brothers Commodity Index Excess Return—Commodity Selection and Weights”.  Lehman Brothers Inc., as Index Sponsor, has developed and calculates a number of sub-indices representing components of the LBCI Excess Return.  The Index is one of these sub-indices.

Calculation of the Daily Index Level

The Index reflects the excess returns that are potentially available through an unleveraged investment in the Index Contract.  The “excess returns” of the Index are the combined return of spot price movements and roll yield associated with the Index Contract, each as discussed below.  The final Index level for each LBCI Business Day is published at such time on Bloomberg page “LBNGER”, Reuters page “LEH/COMMD” and LehmanLive.

On any LBCI Business Day in a month other than a day during a roll period for the Index Contract, or in a month in which no roll is scheduled to occur for the Index Contract, the level of the Index will increase or decrease from the previous day’s Index level in direct proportion to the daily percentage appreciation or depreciation (the “spot price movements”) in the price of the then-active (prompt) Index Contract relative to the previous day’s closing price for the prompt Index Contract on the Relevant Exchange.

During any month in which the Index Contract is scheduled to roll, the roll period (like the roll period for all other commodity contracts included in the LBCI) will begin at the end of the fifth LBCI Business Day (as defined in “The Lehman Brothers Commodity Index Excess Return—Overview” below) in that month and last for five LBCI Business Days.  During the roll period, the hypothetical position in the Index Contract is gradually shifted from the prompt Index Contract to the prompt + 1 Index Contract (i.e., the Index Contract with the next nearest expiration) in 20% daily increments.  The daily price of the Index Contract during the roll period, as well as the previous day’s price of the Index Contract against which the appreciation or depreciation of the daily Index Contract price is measured, therefore will each be a composite price of the then-current prompt Index Contract and the prompt + 1 Index Contract weighted by the percentage that has been rolled at the end of the previous Index Business Day Contract (for example, on the first LBCI Business Day of the roll period, the prompt Index Contract would constitute 80% of the price for the Index Contract in the Index and the prompt + 1 Index Contract would constitute 20%, on the second LBCI Business Day of the roll period the prompt Index Contract would constitute 60% and the prompt + 1 Index Contract 40%, etc.).  Because the Index Contract roll begins at the end of the fifth LBCI Business Day in which a contract roll is scheduled to occur, composite prices are used on the sixth through ninth LBCI Business Days of each such month.  At the end of the ninth LBCI Business Day of the relevant month, the prompt contract will have been fully rolled into the prompt + 1.  Returns on the Index after the tenth LBCI Business Day in a month in which the Index Contract is rolled will be composed entirely of returns on the new prompt Index Contract in that month (which was formerly the prompt + 1 at the start of that month) until the next roll period.

The roll from the prompt to the prompt + 1 contract generates “roll yield”.  When longer dated contracts are priced lower than the nearer contract and spot prices, the market is in backwardation.  When the opposite is true and longer contracts are priced higher, the market is in contango.  Positive roll yield is generated in backwardated markets when higher priced spot or near-term futures contracts are “sold” to “buy” lower priced longer dated contracts.  Negative roll yield occurs in contangoed markets when lower priced spot or near-term futures contracts are “sold” to “buy” higher priced longer dated contracts.  Accordingly, when the market for the Index Contract is in backwardation, the roll yield for a given month will be positive and therefore serve to increase the level of the Index relative to what it would have been based solely on the spot price movements in the Index Contract.  Conversely, when the market for the Index Contract is in backwardation, the roll yield for a given month will be negative and therefore will decrease the level of the Index.

For further detail relating to the excess returns on the Index and the LBCI generally, as well as the mechanics of the contract roll process for the LBCI, see “The Lehman Brothers Commodity Index Excess Return—LBCI Return Calculations—Commodity Roll Mechanics” below.

The LBCI Contract Calendar specifies which Index Contracts (by settlement month) are used to calculate LBCI returns for each monthly reporting period.  For each calendar month, the LBCI Contract Calendar indicates a prompt Index Contract and, if the Index Contract is scheduled to be rolled during the month, the prompt + 1 contract.  If a roll is not scheduled, then the LBCI Contract Calendar specifies only the prompt Index Contract (and Index returns are calculated solely be reference to that prompt Index Contract).  As of November 14, 2006, the active Index Contract is the January 2007 contract, which is the Index Contract scheduled for settlement in January 2007.  Beginning December 7 and ending December 13, 2006, the Index Contract will be rolled to, and as of December 14, 2006, the active Index Contract will be, the February 2007 contract, which is the Index Contract scheduled for settlement in February 2007.  For further discussion of the LBCI Contract Calendar, see “The Lehman Brothers Commodity Index Excess Return—LBCI Return Calculations—Commodity Roll Mechanics” and “—LBCI Contract Calendar” below.

If on any day during a roll period there are circumstances that may lead to an adjustment in the rolling process that would make it difficult or establish positions in the market to perform the roll, then the portion of the roll that would have taken place on that day is skipped.  For a description of such circumstances, see “The Lehman Brothers Commodity Index Excess Return—LBCI Return Calculations—Adjustments to the Contract Roll Process” below.

THE LEHMAN BROTHERS COMMODITY INDEX EXCESS RETURN

Overview

Lehman Brothers Inc. launched the Lehman Brothers Commodity Index (“LBCI”), which includes the LBCI Excess Return (see “—LBCI Return Calculations” below) on July 1, 2006.  The LBCI is a rules-based index of commodities futures that uses liquidity as the primary criterion for commodity selection and weights.  The LBCI includes commodities with an average daily dollar trading volume exceeding $250 million (or $1 billion for industrial metals traded on the London Metals Exchange) over the previous three years as of November 30. The LBCI currently is composed of the prices of 20 exchange-traded futures contracts on physical commodities.  A futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price.  For a general description of the commodity future markets, please see “The Commodity Futures Markets” below.  The commodities currently included in the LBCI are: crude oil, heating oil, natural gas, unleaded gas, aluminum, copper, nickel, zinc, gold, silver, lean hogs, live cattle, corn, soybean, soybean meal, soybean oil, wheat, coffee, cotton and sugar.

The LBCI contains four major sectors: energy, metals, agriculture, and livestock. Within metals, there are additional subsectors for industrial metals and precious metals. Within agriculture there are subsectors for grains and softs. Each of these sector indices represents the liquidity weighted returns of its commodity components.  Lehman Brothers Inc. has also developed and calculates a number of sub-indices representing components of the LBCI Excess Return. The Index is one of these sub-indices.

The LBCI and the Index are proprietary indices that Lehman Brothers Inc. developed and calculates.  The methodology for determining the composition of the LBCI and the Index and the weighting of the LBCI and for calculating the value of the LBCI and the Index is subject to modification by Lehman Brothers Inc. at any time.  Initial LBCI returns are published once between 4:00 p.m. and 6:00 p.m. (New York City time) on each LBCI Business Day (as defined below) for the LBCI and its components.  When final closing prices are published for each LBCI index contract on their respective exchanges, the daily returns will be finalized. The final level of the LBCI for each LBCI Business Day is published at such time on Bloomberg page “LBCI”, Reuters page “LEH/COMMA” and LehmanLive.

An “LBCI Business Day” will follow the New York Mercantile Exchange (NYMEX) holiday calendar and the LBCI will only be published on days when the NYMEX is open for trading (including half days). On those days when any other exchange (LME, CBOT, CME, and NYBOT) is closed and the NYMEX is open, Lehman Brothers Inc. will use data for the affected index contract(s) from the previous available LBCI Business Days on which such exchange(s) was open for calculations. On days when the NYMEX is closed and other exchanges are open, returns will be reflected on the next day when the NYMEX is open. Contract roll schedules will reflect the NYMEX calendar for all commodities. If there is a NYMEX holiday before or during a roll period, the scheduled roll will be pushed forward to the next Index Business Day.

Lehman Brothers Inc. and its affiliates actively trade futures contracts and options on future contracts on the commodities that underlie the LBCI, including the Index Contract underlying the Index.  For information about how this trading may affect the value of the Index, see “Risk Factors—Trading and other transactions by affiliates of Lehman Brothers Holdings Inc. and others in the Index Contract and natural gas, or in the futures contracts or commodities that underlie the LBCI, may affect the level of the Index”.

Commodity Selection and Weights

LBCI composition and weights are reset annually each January to reflect updated historical commodity contract liquidity data as of November 30 of the previous year. In addition, Lehman Brothers Inc. will also calculate and publish the projected liquidity factors and LBCI weights throughout the year using the trailing three-year average daily volume as of that day. This timeframe enables the LBCI to be constructed using more recent liquidity data while still giving investors sufficient time to prepare for the LBCI rebalancing.

Quantifying Commodity Liquidity

The LBCI components are both selected and weighted based on historical commodity futures liquidity. For LBCI purposes, liquidity is derived from the exchange reported trading volume of non-financial commodities futures. To make a meaningful comparison across commodity markets, Lehman Brothers Inc. calculates a trailing three-year average of the average daily dollar volume of contracts traded (DVCT) for all commodities that may be eligible for the LBCI. Converting published volumes from each of the exchanges into a daily dollar value allows for direct comparisons of liquidity across exchanges in a common metric. Daily calculations over a three-year period capture intra-month liquidity changes while offering a historical perspective that reflects the seasonality and cyclicality of different markets and maintains LBCI stability.

For each commodity Lehman Brothers Inc. calculates a DVCT using the following steps:

1.               Identify contract-specific trading volumes and closing prices as reported daily by each global futures exchange. All futures expirations of a standardized contract with trading activity are included in the calculation. If volumes are not published for specific settlement dates in the future, Lehman Brothers Inc. will use the aggregated volumes published for each contract across all settlement dates.

2.               To derive the DVCT of a contract: multiply the closing price of that contract times (A) the daily reported trading volume of that contract and (B) the fixed number of units in which each contract is denominated.

3.               Aggregate the daily values derived in step 2 for all settlement dates of that contract to determine the summed daily dollar volume traded for the entire commodity contract.

4.               Average the daily dollar volume traded in step 3 over the trailing three-year period to calculate a trailing three-year average daily DVCT.

Selecting Commodities for the LBCI Based on Liquidity

To be eligible for the LBCI and the Index, a commodity must meet a minimum liquidity threshold based on trading volume in the past three years. Commodity liquidity is evaluated across all contracts and settlement dates on the various global commodity futures exchanges for commodities that may be eligible for the LBCI and the Index.

•                  Commodities with an average daily dollar trading volume exceeding $250 million over the previous three years as of November 30 are eligible for inclusion in the LBCI (except industrial metals traded on the London Metals Exchange (LME), which will require a minimum average daily trading volume of $1 billion because of differences in their method for reporting volumes compared with other exchanges).

•                  LBCI -eligible commodities will remain in the LBCI until their average daily dollar volume traded over the previous three years as of November 30 drops below $200 million ($800 million for LME metals). This will help maintain compositional stability of the LBCI and prevent commodities from exiting the LBCI for a year just to re-enter at the beginning of the next year if they are at or near the $250 million ($1 billion) threshold.

•                  Only the largest contract per commodity based on liquidity will be LBCI- or Index-eligible. For example, the largest crude oil contract, light, sweet crude oil, which trades on the NYMEX, will be LBCI- or Index-eligible contract for crude oil while Brent Crude, which trades on the Inter Continental Exchange (ICE), will not, despite the fact that both contracts meet the LBCI liquidity requirement.

•                  If the LBCI- or Index-eligible contract of a particular commodity is discontinued or substituted in the market by a different contract as a result of external factors such as government regulations, Lehman Brothers Inc. may substitute the new contract in between LBCI rebalancing dates after providing advanced notice to LBCI users.

•                  Commodities that are considered to be derivatives or downstream products created from other LBCI- or Index-eligible commodities are treated as separate commodities as long as they have sufficient market liquidity and are evaluated for LBCI or Index eligibility on a stand-alone basis. For example, soybeans, soybean meal, and soybean oil are treated as separate commodities and will each be LBCI-eligible if their respective liquidity exceeds $250 million daily. The same holds true for crude oil and its downstream products of heating oil and unleaded gasoline.

•                  Only U.S. dollar-denominated contracts are currently LBCI- or Index-eligible. Alternate versions of the LBCI or the Index that may substitute or add non-U.S. dollar contracts are planned for future development.

•                  The LBCI contains 20 commodities that qualified for LBCI inclusion (see Figure 1 below). Commodities that fell short of the minimum liquidity threshold but are represented in other major indices include cocoa, lead, and feeder cattle.

Figure 1.  LBCI Eligible Commodities and Contracts for 2006

Commodity	Contract Used in LBCI	Exchange	Ticker	US$ Denominated Futures Contracts Greater than US$250m DVCT Not Currently Eligible for LBCI
Crude Oil	West Texas Intermediate	NYMEX	CL	Brent Crude (IPE)
Heating Oil	Heating Oil	NYMEX	HO	Gasoil (IPE)
Natural Gas	Henry Hub	NYMEX	NG
Unleaded Gas	RBOB	NYMEX	XB	HU RFG (used prior to July 1, 2006)
Aluminum	High Grade Aluminum (London)	LME	LA	Alloy (LME), Aluminum (COMEX)
Copper	Copper (London)	LME	LP	Copper (COMEX)
Nickel	Primary Nickel (London)	LME	LN
Zinc	High Grade Zinc(London)	LME	LX
Gold	Gold (New York)	COMEX	GC	Gold (CBOT)
Silver	Silver (New York)	COMEX	SI	Silver (CBOT)
Lean Hogs	Lean Hogs	CME	LH
Live Cattle	Live Cattle	CME	LC
Corn	Corn	CBOT	C
Soybean	Soybean	CBOT	S
Soybean Meal	Soybean Meal	CBOT	SM
Soybean Oil	Soybean Oil	CBOT	BO
Wheat	Wheat (Chicago)	CBOT	W	Kansas (KCBOT), Minneapolis (MGE)
Coffee	Coffee ‘C’	NYBOT	KC	Arabica (BMF), Robusta (LIFFE)
Cotton	Cotton No. 2	NYBOT	CT
Sugar	Sugar No. 11	NYBOT	SB	Sugar No. 14 (NYBOT)

Source:                     Lehman Brothers Inc., 2006

Commodity Weightings

Once the list of LBCI -eligible contracts has been determined, each commodity will be reweighted in the LBCI at the start of each year (implemented during the January roll period) using its average daily liquidity as of the previous November month-end. Average daily liquidity as of November 30 is converted into a commodity liquidity factor (based on contract closing prices as of the second LBCI Business Day of the year) that is held constant for each commodity after the January roll period. Though the liquidity factor remains constant, daily LBCI weightings will adjust throughout the year with the price movements of the underlying commodity contract prices.

•                  Each LBCI -eligible commodity will be weighted in the LBCI in proportion to its liquidity relative to the other LBCI -eligible contracts/commodities. LME volumes are divided by 2 to more accurately reflect the relative liquidity of these metals to other LBCI -eligible commodities.

•                  If a commodity does not have liquidity data for the full three-year period as of November month-end, average daily liquidity will be used for the data points that do exist, provided that the time series is longer than one year. If an LBCI -eligible contract was substituted for a different contract within that commodity, the previous contract’s historical liquidity may also be considered to determine LBCI weights for that commodity.

•                  There will be no caps or floors on a particular commodity or sector weighting based on the liquidity.

•                  Index weights for the LBCI will be published daily. In addition, Lehman Brothers Inc. will also calculate projected LBCI weights for the following year using the trailing three-year average daily volume as of that day. On November 30, this projected weight will become the initial weight for the following year. Figure 2 below shows the evolution of commodity and sector LBCI weights since 2001.

Calculating Commodity Liquidity Factors and Index Weights

The two components used to calculate a commodity’s daily LBCI weight are its liquidity factor (LF) and its index price. While a commodity’s LBCI price changes daily based on movements in the futures markets, its liquidity factor or “amount outstanding” is reset only once a year based on its trailing three-year historical contract liquidity.

The liquidity factor is a derived number equivalent to the relative amount of each commodity needed to achieve the liquidity based weightings set forth by the LBCI rules. It is not a direct measure of trading volume or market liquidity. It is calculated by dividing the average daily dollar value of contracts traded as of November 30 of the previous year (which determines the beginning of year LBCI weights) by the closing LBCI prices of each contract as of the second LBCI Business Day of the new calendar year. For a given commodity contract, the formula for liquidity factor is:

Liquidity Factor	=	DVCT Prev Nov ME
Price 2nd Business Day

Where:	DVCT Prev Nov ME, i = Trailing three-year average dollar value of contracts traded for LBCI eligible contract i as of November 30 of the previous year.

Price 2nd Business Day = Prompt contract closing price of commodity i, as of the second LBCI Business Day of the year.

Rebalancing Liquidity Factors

Annual LBCI rebalancing is implemented during the January index roll period. This occurs by switching from the previous year’s liquidity factor to the current year’s liquidity factor in 20% daily increments during the five-day roll period. Rebalancing over a five-day roll period maintains LBCI stability by not causing a major LBCI reweighting on a single LBCI Business Day. Liquidity factors for the new year will be announced at the end of the second LBCI Business Day of the year.

On the first through fifth LBCI Business Days of January in each year, the liquidity factor for each commodity will be the previous year’s LF. On the sixth through ninth LBCI Business Days of the January roll period, the LF will be a weighted combination of the previous year’s and current year’s liquidity factors. From the 10th LBCI Business Day forward, the LBCI will use the current year’s liquidity factor. Once 100% of the new liquidity factor is used for LBCI weightings, the annual rebalancing has been completed. Daily LBCI weights will then reflect both the rebalanced component weights and the daily price movements that have since occurred.

Introducing and Removing Commodities

As time progresses the LBCI will experience some turnover in the list of LBCI-eligible commodity contracts. If a new contract becomes eligible or ceases to become eligible at the end of November based upon trailing three-year daily average liquidity then it will enter or exit the LBCI during the January weighting roll period.

The following information shows the hypothetical yearly index weights for the LBCI, which was launched on July 1, 2006, over the period starting from January 1, 2001 until July 1, 2006, and actual LBCI weights as of July 1, 2006. The hypothetical and actual historical weights presented below are not necessarily indicative of the future weightings of any particular index contract, commodity or sector in the LBCI.

Figure 2. LBCI Weights Since 2001

Sector & Commodity Selection			Initial Annual LBCI Weights (as of January 1, unless otherwise specified)
Sector/Commodity	Contract	Exch.	Jul 1, 2006	2006	2005	2004	2003	2002	2001
Energy			51.02%	56.17%	52.12%	51.21%	50.77%	46.81%	40.31%
Crude Oil	West Texas Intermediate	NYM	27.48%	26.65%	23.49%	22.19%	22.38%	20.81%	17.67%
Natural Gas	Henry Hub Natural Gas	NYM	7.98%	14.63%	15.06%	15.91%	15.27%	13.74%	11.99%
Unleaded Gas	NY Harbor/RBOB (1)	NYM	8.13%	7.54%	7.05%	6.84%	6.79%	6.27%	5.38%
Heating Oil	No. 2 Heating Oil NY	NYM	7.43%	7.35%	6.52%	6.28%	6.33%	5.99%	5.28%
Metals			30.10%	22.77%	24.47%	25.24%	26.19%	28.92%	32.13%
Industrial Metals			20.11%	14.12%	16.08%	18.12%	20.25%	22.19%	23.84%
Aluminum	High Grade Primary Aluminum	LME	4.54%	4.29%	6.11%	8.10%	9.12%	9.65%	9.94%
Copper	Copper - Grade A	LME	10.50%	6.68%	6.78%	6.95%	7.52%	8.25%	8.71%
Nickel	Primary Nickel	LME	2.23%	1.55%	1.58%	1.48%	1.83%	2.21%	2.70%
Zinc	Special High Grade Zinc	LME	2.83%	1.60%	1.60%	1.59%	1.78%	2.09%	2.49%
Precious Metals			10.00%	8.64%	8.40%	7.11%	5.94%	6.73%	8.29%
Gold	Gold	CMX	7.65%	6.83%	6.70%	5.67%	4.49%	4.88%	5.83%
Silver	Silver	CMX	2.34%	1.81%	1.70%	1.44%	1.45%	1.85%	2.46%
Agricultural			16.54%	18.22%	20.55%	20.35%	19.75%	20.66%	23.97%
Grains			13.40%	14.62%	17.17%	17.01%	16.17%	16.30%	18.36%
Soybeans	Soybeans	CBT	5.76%	6.88%	7.89%	7.31%	6.59%	6.73%	7.88%
Corn	Corn	CBT	3.24%	3.06%	3.66%	3.83%	3.98%	3.98%	4.34%
Soybean Meal	Soybean Meal	CBT	1.48%	1.86%	2.30%	2.38%	2.30%	2.28%	2.37%
Wheat	Chicago	CBT	1.73%	1.60%	1.86%	2.03%	2.02%	2.00%	2.04%
Soybean Oil	Soybean Oil	CBT	1.18%	1.21%	1.47%	1.45%	1.28%	1.31%	1.73%
Softs			3.14%	3.61%	3.38%	3.34%	3.58%	4.36%	5.61%
Coffee	Coffee “C”	NYBOT	1.16%	1.43%	1.27%	1.15%	1.30%	1.76%	2.31%
Cotton	Cotton #2	NYBOT	0.95%	1.11%	1.20%	1.27%	1.28%	1.53%	2.08%
Sugar	World Sugar #11	NYBOT	1.03%	1.06%	0.90%	0.92%	1.00%	1.07%	1.22%
Livestock			2.34%	2.84%	2.86%	3.21%	3.30%	3.60%	3.59%
Live Cattle	Live Cattle	CME	1.43%	1.88%	1.99%	2.35%	2.33%	2.49%	2.48%
Lean Hogs	Lean Hogs	CME	0.91%	0.96%	0.87%	0.86%	0.97%	1.11%	1.11%
		Total	100%	100%	100%	100%	100%	100%	100%

Source:        Lehman Brothers Inc., 2006

(1)          NY Harbor RFG Contract Used until July 1, 2006; RBOB contract used thereafter.

LBCI Return Calculations

Sources of Returns for Long Futures Positions

A long position in a commodity futures contract generates returns from change in the spot price of the commodity, roll yield and collateral interest.

Changes in commodity spot prices are fairly straightforward. If the LBCI is long wheat and the spot price of wheat appreciates then a positive return will accrue to the investor.

The roll yield generated depends on the pricing of longer dated futures contracts relative to nearby futures and spot commodity prices. When longer dated contracts are priced lower than the nearer contract and spot prices, the market is in backwardation. When the opposite is true and longer contracts are priced higher, the market is in contango. Positive roll yield is generated in backwardated markets when higher priced spot or near-term futures contracts are “sold” to “buy” lower priced longer dated contracts. Negative roll yield occurs in contangoed markets when lower priced spot or near-term futures contracts are “sold” to “buy” higher priced longer dated contracts. The combined return of spot price movements and roll yield is referred to as “excess return”.  In contangoed markets, the “excess return” can be negative.

The third source of return from a long futures position comes from collateral posted as margin. A fully collateralized futures position posts the full investment as margin, which is then invested in money market or other similar cash instruments that generate a return.

Three main types of returns are calculated for the LBCI:

•                  Spot return – the returns associated with the percentage of the underlying futures contracts used to price the LBCI before any contract rolling has occurred.

•                  Excess return – the combined returns associated with the changes in price of the underlying futures contracts together with the roll yields for those contracts; and

•                  Total return – the excess return plus the return on the collateral that has to be posted as margin against the futures positions; for the LBCI. total returns are calculated by adding a Treasury Bill return (compounded daily) to commodity excess returns to represent the total return earned by a fully collateralized futures position.

Lehman Brothers Inc. calculates both excess and total returns on the LBCI and its components on a daily basis.

Commodity Roll Mechanics

A fundamental characteristic of commodity indices is that as a result of being comprised of futures contracts, the LBCI has to be managed to ensure it does not take delivery of the commodities in question. This is achieved through the commodity roll mechanics under which the underlying constituents of the LBCI that are commodities futures contracts are rolled forward to a new contract date during the month as they approach their settlement date. Therefore, at the contract level, there are up to two contracts that can contribute to LBCI returns during the month: the prompt (nearby) contract and the prompt + 1 (next nearby) contract into which it is rolled.

At the start of the month, the prompt contract is used for LBCI returns calculations.  If a commodity is scheduled to roll forward in a given month, the roll period will commence on the fifth LBCI Business Day in that month, with 20% of the underlying contracts rolled at the end of each day from the prompt to the prompt + 1, achieved by assigning proportional weights to each of the prompt and prompt + 1 contract that increase for the prompt + 1 contract (and correspondingly decrease for the prompt contract) in 20% daily increments.  Accordingly, during the roll period for a given commodity contract, the returns for that commodity contract are calculated as follows

•                  On the fifth LBCI Business Day of the relevant month, the commodity contract excess returns will reflect 100% of the price movements of the prompt contract.  At the end of that fifth LBCI Business Day, 20% of the prompt contract will be rolled to the prompt + 1.

•                  At the beginning of the sixth LBCI Business Day in that month, the excess returns on the commodity contract will reflect a contract “basket” containing 80% of the prompt contract and 20% of the prompt + 1 at the start of that day. Excess returns will be calculated on this “basket”. At the end of that sixth LBCI Business Day, an additional 20% is rolled.

•                  For the seventh LBCI Business Day, the “basket” will consist of 60% prompt / 40% prompt + 1.

•                  For the eighth LBCI Business Day, the “basket” will consist of 40% prompt / 60% prompt + 1.

•                  For the ninth LBCI Business Day, the “basket” will consist of 20% prompt / 80% prompt + 1.

•                  At the end of the ninth LBCI Business Day of the relevant month, the prompt contract will have been fully rolled into the prompt + 1, which then becomes the new prompt until the next roll period.

Returns on a commodity contract on and after the tenth LBCI Business Day in a month in which it is rolled will comprise 100% of the new prompt contract that has just been fully rolled into (which was formerly the prompt + 1 at the start of that month).

Adjustments to the Contract Roll Process

A number of market circumstances can lead to an adjustment in the rolling process. These adjustments occur when it would be difficult to liquidate or establish positions in the market and perform the roll. If any of these market disruption events occurs on any of the days during the roll period then the proportion of the roll that would have taken place on that day is skipped. For example, if a market disruption event occurs on the first day of the roll, then none of the 80%/20% roll is taken. Instead the 60%/40% proportion is taken on the next LBCI Business Day. If a market disruption event occurs on that day also, then the roll proportion will be 40%/60% on the following LBCI Business Day. Two examples of disruption events are:

•                  Commodity reaches a limit price during the last 15 minutes of the trading session. If either the prompt or prompt +1 contract reaches a limit price during the final 15 minutes of regular or rescheduled trading, the roll will be skipped that day.

•                  Trading interrupted or terminated on an exchange. If trading is terminated prior to the expected close of business and does not resume at least 15 minutes prior to the scheduled close, then the roll will be deferred.

If either event occurs, a notice will be posted on LehmanLive indicating the event and reason.

LBCI Contract Calendar

The LBCI Contract Calendar specifies which commodity contracts (by settlement month) are used to calculate LBCI returns for each monthly reporting period. For each calendar month, the LBCI Contract Calendar indicates a prompt contract and, if a given commodity contract is scheduled to be rolled during the month, the prompt + 1 contract.  If a roll is not scheduled, then only the prompt contract is listed (and LBCI returns are calculated solely be reference to the prompt contract).  Contracts are selected to ensure there is sufficient market liquidity in each commodity when calculating LBCI returns. Monthly contracts for a given commodity that are less liquid and have significantly lower trading volumes relative to other settlement months will be excluded from the contract calendar, and will not be rolled into or included in commodity price calculations.  Annex A hereto shows the LBCI Contract Calendar for 2006, indicating the prompt contracts and, where applicable, the prompt + 1 contracts, for each calendar month.  The LBCI Contract Calendar for each succeeding year ipublished annually on LehmanLive.

THE COMMODITY FUTURES MARKETS

Contracts on physical commodities are traded on regulated futures exchanges, in the over-the-counter market and on various types of physical and electronic trading facilities and markets. At present, all of the contracts included in the LBCI are exchange-traded futures contracts. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. A futures contract on an index of commodities typically provides for the payment and receipt of a cash settlement based on the value of such commodities. A futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is described as “short”) and acquired by the purchaser (whose position is described as “long”) or in which the cash settlement amount is to be made.

Futures contracts are traded on organized exchanges, known as “contract markets” in the United States, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to the futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the trader obtained the position. This operates to terminate the position and fix the trader’s profit or loss.

U.S. contract markets, as well as brokers and market participants, are subject to regulation by the Commodity Futures Trading Commission. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities. However, the structure and nature of trading on non-U.S. exchanges may differ from the foregoing description. From its inception to the present, the LBCI has been comprised exclusively of futures contracts traded on regulated exchanges.

ANNEX A:  2006 LBCI Contract Calendar

Current Active Contract / Next Active Contract by LBCI Reporting Month
				Jan	Feb	Mar	Apr	May	June	July	Aug	Sep	Oct	Nov	Dec
Commodity	Contract	Exchange	Ticker	(F)	(G)	(H)	(J)	(K)	(M)	(N)	(Q)	(U)	(V)	(X)	(Z)	Excluded Contracts
Crude Oil	West Texas Intermediate	NYMEX	CL	G/H	H/J	J/K	K/M	M /N	N/Q	Q/U	U/V	V/X	X/Z	Z/F	F/G
Heating Oil	Heating Oil	NYMEX	HO	G/H	H/J	J/K	K/M	M/N	N/Q	Q/U	U/V	V/X	X/Z	Z/F	F/G
Natural Gas	Henry Hub	NYMEX	NG	G/H	H/J	J/K	K/M	M/N	N/Q	Q/U	U/V	V/X	X/Z	Z/F	F/G
Unleaded Gas	NYH RBOB	NYMEX	XB	G/H	H/J	J/K	K/M	M/N	N/Q	Q/U	U/V	V/X	X/Z	Z/F	F/G
Aluminum	High Grade Aluminum	LME	LA	G/H	H/J	J/K	K/M	M/N	N/Q	Q/U	U/V	V/X	X/Z	Z/F	F/G
Copper	Copper	LME	LP	G/H	H/J	J/K	K/M	M/N	N/Q	Q/U	U/V	V/X	X/Z	Z/F	F/G
Nickel	Primary Nickel	LME	LN	G/H	H/J	J/K	K/M	M/N	N/Q	Q/U	U/V	V/X	X/Z	Z/F	F/G
Zinc	High Grade Zinc	LME	LX	G/H	H/J	J/K	K/M	M/N	N/Q	Q/U	U/V	V/X	X/Z	Z/F	F/G
Gold	Gold (New York)	COMEX	GC	G/J	J	J/M	M	M/Q	Q	Q/Z	Z	Z	Z	Z/G	G	V
Silver	Silver (New York)	COMEX	SI	H	H/K	K	K/N	N	N/U	U	U/Z	Z	Z	Z/H	H	F
Lean Hogs	Lean Hogs	CME	LH	G/J	J	J/M	M	M/N	N/Q	Q/V	V	V/Z	Z	Z/G	G	K
Live Cattle	Live Cattle	CME	LC	G/J	J	J/M	M	M/Q	Q	Q/V	V	V/Z	Z	Z/G	G	K, N
Corn	Corn	CBOT	C	H	H/K	K	K/N	N	N/U	U	U/Z	Z	Z	Z/H	H
Soybean	Soybean	CBOT	S	H	H/K	K	K/N	N	N/X	X	X	X	X/F	F	F/H	Q, U
Soybean Meal	Soybean Meal	CBOT	SM	H	H/K	K	K/N	N	N/Z	Z	Z	Z	Z/F	F	F/H	V, Q
Soybean Oil	Soybean Oil	CBOT	BO	H	H/K	K	K/N	N	N/Z	Z	Z	Z	Z/F	F	F/H	V, Q
Wheat	Wheat (Chicago)	CBOT	W	H	H/K	K	K/N	N	N/U	U	U/Z	Z	Z	Z/H	H
Coffee	Coffee ‘C’	NYBOT	KC	H	H/K	K	K/N	N	N/U	U	U/Z	Z	Z	Z/H	H
Cotton	Cotton No. 2	NYBOT	CT	H	H/K	K	K/N	N	N/Z	Z	Z	Z	Z	Z/H	H	V
Sugar	Sugar No. 11	NYBOT	SB	H	H/K	K	K/N	N	N/V	V	V	V/H	H	H	H

Source: Lehman Brothers, 2006

Notes:

•                  Each month that a commodity has two letters listed will have the prompt contract rolled to the prompt + 1 contract for that commodity. Using Crude Oil as an example, the prompt contract at the start of the January is the G (February) contract and the prompt + 1 contract is the H (March) contract. From the fifth through the ninth LBCI Business Day, 20% of the G contract will be rolled daily into the H contract.

•                  If a commodity only has one letter listed for an LBCI Reporting Month, there will be no contract roll that month. For example, during February, the prompt gold contract is the J (April) contract. It will not be rolled during the month.

•                  Prior to July 1, 2006, the active Unleaded Gas Contract was the RFG (Ticker: HU) contract. As of July 1, 2006, the active contract is the RBOB (Ticker: XB).